Exhibit 99-a

RISK FACTORS

Our business faces many risks.  The risks described below may not be the only risks we face.  Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations.  If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations could suffer, and the trading price of our common stock could decline.

Risks Related to Our Business

Our operating results have been, and will continue to be, adversely affected by the significant downturn in the communications equipment industry and the slowdown in the United States economy.

Our operating results during fiscal 2002 and 2001 and the first half of fiscal 2003 have been significantly impacted by the substantial downturn in the telecommunications equipment industry.  In this market environment, many of our customers have deferred capital spending, reduced their equipment purchases and announced plans to further reduce capital expenditures in 2003.  As a result, our revenues have decreased each quarter compared to the prior year and prior quarter since the first quarter of fiscal 2001 and have decreased materially from levels prior to 2001.  We expect revenues to decline in the third quarter and cannot assure you that they will not continue to do so.

A majority of our revenues are derived from telecommunication service providers.  These customers have greatly reduced their spending on communications equipment.  Our business has also been negatively impacted by reduced or deferred capital spending by our cable industry customers.  Some of our customers have experienced serious financial difficulties, which in certain cases has resulted in bankruptcy filings or cessation of operations.  Demand for products in the telecommunications equipment market remains at low levels compared to pre-2001 levels.

If capital spending levels by service providers continue to decline, or if the telecommunications market does not improve, our revenues and profitability will continue to be adversely affected.  As a result of the significant slowdown in capital spending in our target market, it is difficult to predict the level of future demand in those markets, even in the very short term.  In addition, the level of demand can change quickly and vary over short periods of time, making accurate forecasts of revenues, operating results and cash flow increasingly difficult.  For example, we experienced a sequential increase in revenue in our broadband connectivity products in the second quarter of 2003, but currently anticipate no further growth, or a slight decline in revenue from those products in the third quarter of 2003.

The general slowdown in the United States economy has also negatively impacted, and may continue to adversely affect, our business and operating results.  We expect any recovery in the communications market to lag behind a general economic recovery.  Terrorists attacks in the United States, the war with Iraq and other worldwide events have increased uncertainty in the United States economy.  If general economic conditions in the United States and globally do not improve, or if there is a worsening of the United States or global economy, we may continue to experience material adverse effects on our business, financial condition and results of operations.

We incurred significant net losses in fiscal 2001 and 2002, and we have continued to incur net losses during the first half of fiscal 2003.  No assurance can be given that we will achieve operating profitability in the future.

We incurred net losses of approximately $1.29 billion and $1.15 billion in fiscal 2001 and 2002, respectively.  During the six months ended April 30, 2003, we had a net loss of $70.9 million, and we expect to incur a net loss for the full fiscal year 2003. Depending upon conditions in the telecommunications equipment market and the United States and global economy generally, such net losses may continue for the foreseeable future.

When the significant reduction in communications equipment spending became evident in fiscal 2001, we began implementing a restructuring plan to reduce operating expenses and capital expenditures and to narrow the strategic focus of our business.  As a result in large part of this structuring plan, ADC incurred impairment and special charges of $697.1 million and $567.9 million in fiscal 2001 and 2002, respectively.  Although most of the restructuring plan initiatives have been implemented, we do not expect to complete the restructuring plan until the end of fiscal 2003.  Accordingly, we expect to continue to incur special charges throughout the current fiscal year, and may incur such charges in later fiscal years.

As a result of the restructuring plan, ADC has significantly reduced expenses and lowered its quarterly revenue break-even point.  However, we may not be able to achieve anticipated revenue levels in future quarters or further reduce our expenses if revenue shortfalls occur.  As a result, no assurance can be given that ADC will achieve operating profitability.

The future of the market for communications equipment products is uncertain.

We cannot predict whether the market for communications equipment products and services will improve and grow in the foreseeable future.  The slowdown in the United States and global economy over the past two years, changes and consolidation in the communications service provider market, and the constraints on capital availability have had a material adverse effect on many of our customers.

In addition, as the downturn in the communications services industry continues, we expect increased consolidation among our customers in order for them to increase market share, diversify product portfolios and achieve greater economies of scale.  Consolidation is likely to impact our business as our customers focus on integrating their operations and choosing their equipment vendors.  After a consolidation occurs, there can be no assurance that we will continue to supply equipment to the surviving communications service provider.  For example, the acquisition of AT&T Broadband by Comcast Corporation, as well as declining performance by cable providers, has caused a marked reduction in our IP cable sales.

In the past, our principal product offerings have been copper-based and fiber-optic-based products designed to connect and transmit information on traditional telephony networks.  With the growth of multimedia applications and the development of enhanced Internet, data, video and voice services, our recent product and service offerings and research and development efforts have been and are focused on emerging technologies and network equipment, software and systems integration services for communications service providers.  The market for communications network equipment, software and integration services is rapidly changing, and we may not be able to compete successfully.

Our market is subject to rapid technological change, and to compete effectively, we must continually introduce new products that achieve market acceptance.

The communications equipment industry is characterized by rapid technological change.  In our industry, we also face evolving industry standards, changing market conditions and frequent new product and service introductions and enhancements by our competitors.  The introduction of products using new technologies or the adoption of new industry standards can make our existing products or products under development obsolete or unmarketable.  In order to grow and remain competitive, we will need to adapt to these rapidly changing technologies, to enhance our existing solutions and to introduce new solutions to address our customers’ changing demands.

We cannot predict technological trends or new products in the telecommunications equipment market.  In addition, we do not know whether our products and services will meet with market acceptance or be profitable or how their sales may be impacted by possible consolidation of communications service provider customers.  We may not be able to compete successfully, and competitive pressures may have a material adverse effect on our business, operating results and financial condition.

New product development often requires long-term forecasting of market trends, development and implementation of new technologies and processes, and a substantial capital commitment.  We have invested, and we will continue to invest, substantial resources for the development of new products.  We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of new solutions.  In addition, these new solutions and enhancements must meet the requirements of our current and prospective customers and must achieve significant market acceptance.  If we fail to anticipate or respond in a cost-effective and timely manner to technological developments, changes in industry standards or customer requirements, or if we have any significant delays in product development or introduction, our business, operating results and financial condition could be materially adversely affected.

We may need to make additional strategic changes to our product portfolio but our strategic changes and restructuring programs may not yield the benefits that we expect.

In 2001, we announced an initiative to focus our business on core operations and products and improve our operating performance by restructuring and streamlining operations.  As part of this initiative, the Company sold or closed a number of non-strategic businesses and product lines, disposed of certain facilities, significantly reduced our workforce and outsourced some manufacturing and other functions in fiscal 2001, 2002 and 2003.  These activities may not yield the benefits we expect and may give rise to unforeseen costs.  As a result of these activities, we have recorded substantial impairment and special charges during those periods, which adversely affect the comparability of our reported financial results during those periods.

We recently announced a new product portfolio review initiative to focus on other opportunities to enhance shareowner value in the difficult and changing communications equipment industry.  We intend to focus on product markets in which we are, or believe we can become, one of the leading suppliers.  As part of the current product portfolio review, ADC may make strategic additions and subtractions to its product line.  Accordingly, we may acquire businesses and product lines in our areas of focus and de-emphasize other businesses and product lines.  We may also divest, eliminate or scale back existing businesses and product lines.

The extent of this additional restructuring effort, and its effects on our business, operating results and financial condition, are unknown at this time.  If we determine to acquire complementary businesses in our areas of strategic focus, we may have difficulty assimilating these businesses and their products, services, technologies and personnel into our operations.  These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results and financial condition.  Divestitures or elimination of existing businesses or product lines could also have disruptive effects and may cause us to incur material expenses.  In addition, if we acquire new businesses, we may not realize all of the anticipated benefits of these acquisitions, and we may not be able to retain key management, technical and sales personnel after an acquisition.

Our industry is highly competitive and subject to pricing pressure.

Competition in the communications equipment industry is intense.  We believe that competition may increase substantially with the increased use of broadband networks.  We believe our success in competing with other manufacturers of communications equipment products and services will depend primarily on our engineering, manufacturing and marketing skills, the price, quality and reliability of our products, our delivery and service capabilities and our control of operating expenses.  We have experienced and anticipate experiencing increasing pricing pressures from current and future competitors as well as general pricing pressure from our customers as part of their cost reduction efforts.  Many of our competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than we do.  Competition may also be affected by consolidation among communications equipment providers, which may increase their resources.  As a result, other competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements.

We cannot predict whether we will be able to compete successfully with our existing and new products and services or with current and future competitors.  In addition, we believe that technological change, the convergence of Internet, data, video and voice on a single broadband network, the possibility of regulatory changes and industry consolidation or new entrants will continue to cause rapid evolution in the competitive environment.  The full scope and nature of these changes are difficult to predict at this time.  Increased competition could lead to price cuts, reduced profit margins and loss of market share, which may seriously harm our business, operating results and financial condition.

Our sales could be negatively impacted if one or more of our key customers substantially reduce orders for our products.

Our customer base is relatively concentrated with our top ten customers accounting for 55% of net sales for the first six months of fiscal 2003, and Verizon Communications accounting for more than 10% of consolidated sales in the first six months of fiscal 2003.  If we lose a significant customer, our sales and gross margins would be negatively impacted.  In addition, the loss of sales may require us to record additional impairment charges or exit a particular business or product line.

Over recent periods, most of our major customers have reduced their capital spending and purchases of our products and have expressed uncertainty as to their future requirements.  As a result, our sales have declined and it is difficult to predict future sales accurately.  The conditions contributing to this difficulty include:

•                  the prolonged downturn in the telecommunications industry, resulting in increased pricing pressure and competition by equipment providers for the remaining spending by the surviving industry participants;

•                  uncertainty regarding the capital spending plans of the major telecommunications carriers, upon which we depend for sales;

•                  consolidation in the industry;

•                  the telecommunications carriers’ current limited access to the capital required for expansion; and

•                  general market and economic uncertainty.

While we have responded to the depressed market by reducing excess capacity and cutting costs, we cannot assure you that our plans will be successful in mitigating the adverse effects of a prolonged downturn.  The current downturn in the telecommunications industry may be more severe and prolonged than expected.  If our net sales continue to decline, our ability to meet financial expectations for future periods may be impaired.

Our operating results fluctuate significantly, and if we miss quarterly financial expectations, our stock price could decline.

Our operating results are difficult to predict, and fluctuate significantly from quarter to quarter.  It is likely that our operating results in some periods will be below investor expectations.  If this happens, the market price of our common stock is likely to decline.  Fluctuations in our future quarterly earnings results may be caused by many factors, including:

•                  the volume and timing of orders from and shipments to our customers;

•                  work stoppages and other developments affecting the operations of our customers;

•                  the timing of and our ability to obtain new customer contracts;

•                  the timing of new product and service announcements;

•                  the availability of products and services;

•                  the overall level of capital expenditures by our customers;

•                  the market acceptance of new and enhanced versions of our products and services or variations in the mix of products and services we sell;

•                  the utilization of our production capacity and employees; and

•                  the availability and cost of key components.

Our expense levels are based in part on expectations of future revenues.  If revenue levels in a particular period are lower than expected, our operating results will be affected adversely.

In addition, our operating results are subject to seasonal factors.  We historically have had stronger demand for our products and services in the fourth fiscal quarter ending October 31, primarily as a result of our year-end incentives and customer budget cycles.  We typically have experienced weaker demand for our products and services in the first fiscal quarter ending January 31, primarily as a result of the number of holidays in late November, December and early January, the development of annual capital budgets by our customers during that period, and a general industry slowdown during that period.

We cannot predict if these historical seasonal trends will continue or worsen in the future, particularly in light of the economic downturn of the past two years.  For instance, due to the economic downturn in the communications equipment and services market during fiscal 2001 and 2002, this historical trend of seasonality was not evident during these two fiscal years.

The regulatory environment in which we operate is changing.

The communications equipment industry is subject to regulation in the United States and other countries.  Our business is dependent upon the continued growth of the telecommunications industry in the United States and globally.  Federal and state regulatory agencies regulate most of our United States customers.  In early 1996, the United States Telecommunications Act of 1996 was enacted.  The Telecommunications Act lifted certain restrictions on the ability of companies, including the Regional Bell Operating Companies and other ADC customers, to compete with one another.  The Telecommunications Act also made other significant changes in the regulation of the telecommunications industry.  These changes generally have increased our opportunities to provide solutions for our customers’ Internet, data, video and voice needs.

However, the established telecommunications providers have stated that some of these changes have diminished the profitability of additional investments made by them in their business, which reduces their demand for our products.  During the quarter ended January 31, 2003, the Federal Communications Commission released their adoption of a Report and Order concerning incumbent local exchange carriers’ network unbundling obligations.  The

FCC essentially kept in place the carriers’ current UNE-P obligations, with state interpretations and decisions, and ruled not to require the unbundling of certain network elements in next generation hybrid and fiber networks.  Overall, we do not anticipate that this decision will result in increased capital spending by the incumbent carriers in the near term.  With respect to the broadband portion of the ruling, it is too early to determine what the impact of this ruling may be.  Moreover, the FCC has yet to release specific details of its ruling, which could alter our views as to the effect of this ruling on our business.

Future regulatory changes affecting the communications industry are anticipated both in the United States and internationally.  These changes could negatively affect our customers and reduce demand for our products.  In addition, competition in our markets could intensify as the result of changes to existing regulations or new regulations.  Accordingly, changes in the regulatory environment could adversely affect our business and results of operations.

Customer payment defaults could have an adverse effect on our financial condition and results of operations.

As a result of adverse conditions in the telecommunications market, some of our customers have and may continue to experience serious financial difficulties, which in some cases have resulted or may result in bankruptcy filings or cessation of operations.  In the future, if customers experiencing financial problems default and fail to pay amounts owed to us, we may not be able to collect these amounts and recognize expected revenue.  In the current environment in the telecommunications equipment industry and the United States and global economy, it is possible that customers from whom we expect to derive substantial revenue will default or that the level of defaults will increase.  Any material payment defaults by our customers would have an adverse effect on our results of operations and financial condition.

We also have provided financing to some of our customers for purchases of our equipment.  As of April 30, 2003, we had commitments to extend credit of approximately $57.8 million, of which approximately $21.6 million was outstanding on this date.  At such date, we had recorded approximately $19.0 million in loss reserves in the event of non-performance related to these financing arrangements.

Many of our competitors engage in similar financing transactions in order to obtain customer orders.  To remain competitive, we believe that it may be necessary for us to continue to offer financing arrangements in the future.  We intend under certain circumstances to sell all or a portion of these commitments and outstanding receivables to third parties.  In the past, we have sold some receivables with recourse and have had to compensate the purchaser for the loss.

Our ability to collect on these financing arrangements is contingent on the financial health of the companies to which we extend credit.  The condition of these companies is affected by many factors, including, among others, general conditions in the communications equipment and services industry, general economic conditions and changes in telecommunications regulations.  We may experience credit losses that could adversely affect our operating results and financial condition.

Conditions in global markets could affect our operations.

Our non-United States sales accounted for approximately 37.6% of our net sales for the first six months in fiscal 2003, 27% of our net sales in fiscal 2002 and 29% of our net sales in fiscal 2001.  We expect non-United States sales to increase as a percentage of net sales in the future.  In addition to sales and distribution in numerous countries, we own or lease operations located in Argentina, Australia, Belgium, Brazil, Canada, China, France, Germany, Hong Kong, Hungary, India, Ireland, Israel, Italy, Japan, Malaysia, Mexico, Puerto Rico, Russia, Singapore, South Africa, South Korea, Spain, the United Arab Emirates, the United Kingdom and Venezuela.  Due to our non-United States sales and our non-United States operations, we are subject to the risks of conducting business globally.  These risks include:

•                  local economic and market conditions;

•                  political and economic instability;

•                  unexpected changes in or impositions of legislative or regulatory requirements;

•                  fluctuations in the exchange rate of the United States dollar;

•                  tariffs and other barriers and restrictions;

•                  longer payment cycles;

•                  difficulties in enforcing intellectual property and contract rights;

•                  greater difficulty in accounts receivable collection;

•                  potentially adverse taxes; and

•                  the burdens of complying with a variety of non-United States laws and telecommunications standards.

We also are subject to general geopolitical risks, such as terrorism, political and economic instability and changes in diplomatic and trade relationships.  We maintain business operations and have sales in many non-United States markets.  Economic conditions in many of these markets represent significant risks to us.  We cannot predict whether our sales and business operations in these markets will be affected adversely by these conditions.

Instability in non-United States markets, particularly in the Middle East, Asia and Latin America, could have a negative impact on our business, financial condition and operating results.  The aftermath of the war in Iraq and other turmoil in the Middle East also may have negative effects on the operating results of some of our businesses, especially those located in Israel.  Also, the effect of Severe Acute Respiratory Syndrome, or SARS, could adversely affect our business in Asia.  In addition to the effect of global economic instability on non-United States sales, sales to United States customers having significant non-United States operations could be impacted negatively by these conditions.

Our intellectual property rights may not be adequate to protect our business.

Our future success depends in part upon our proprietary technology.  Although we attempt to protect our proprietary technology through patents, trademarks, copyrights and trade secrets, these protections are limited.  Accordingly, we cannot predict whether such protection will be adequate, or whether our competitors can develop similar technology independently without violating our proprietary rights.

Also, rights that may be granted under any patent application in the future may not provide competitive advantages to us.  Intellectual property protection in foreign jurisdictions may be limited or unavailable.  In addition, many of our competitors have substantially larger patent portfolios than we do.

We face intellectual property litigation and infringement claims that could be costly to defend and result in our loss of significant rights.

As the competition in the communications equipment industry increases and the functionality of the products in this industry further overlaps, we believe that companies in the communications equipment industry are becoming increasingly subject to infringement claims. We have received and may continue to receive notices from third parties, including some of our competitors, claiming that we are infringing third-party patents or other proprietary rights.  We cannot predict whether we will prevail in any litigation over third-party claims, or whether we will be able to license any valid and infringed patents on commercially reasonable terms.  It is possible that unfavorable resolution of such litigation could have a material adverse effect on our business, results of operations or financial condition.  Any of these claims, whether with or without merit, could result in costly litigation, divert our management’s time, attention and resources, delay our product shipments or require us to enter into royalty or licensing agreements, which could be expensive.  A third party may not be willing to enter into a royalty or licensing agreement on acceptable terms, if at all.  If a claim of product infringement against us is successful and we fail to obtain a license or develop or license non-infringing technology, our business, financial condition and operating results could be affected adversely.

If we seek to secure additional financing, we may not be able to obtain it.  Also, if we are able to secure additional financing, our shareowners may experience dilution of their ownership interest or we may be subject to limitations on our operations.

We currently anticipate that our available cash resources, which include existing cash and cash equivalents, will be sufficient to meet our anticipated needs for working capital and capital expenditure for the foreseeable future.  If our estimates are incorrect and we are unable to generate sufficient cash flows from operations to meet our anticipated needs for working capital and capital expenditures, we may need to raise additional funds to develop new or enhanced products, respond to competitive pressures, take advantage of acquisition opportunities or raise capital for strategic purposes.  Commercial bank financing is not available at this time to us or to many companies in our industry and currently have no sources of committed capital.  If we raise additional funds through the issuance of equity or equity-related securities, our shareowners may experience dilution of their ownership interests, and the newly issued securities may have rights superior to those of common stock.  See “Risk Factors—Risk Related to our Common Stock”  If we raise additional funds by issuing debt, we may be subject to restrictive covenants that could limit our operating flexibility.

We are dependent upon key personnel.

Like all technology companies, our success is dependent on the efforts and abilities of our employees.  Our ability to attract, retain and motivate skilled employees is critical to our success.  In addition, because we may acquire one or more businesses in the future, our success will depend, in part, upon our ability to retain and integrate our own personnel with personnel from acquired entities who are necessary to the continued success or the successful integration of the acquired businesses.

Our recent initiatives to focus our business on core operations and products by restructuring and streamlining operations, including substantial reductions in our workforce, have created uncertainty on the part of our employees regarding future employment with ADC.  In addition, our workforce reductions have generally resulted in broader responsibilities for certain individual employees and managers, often without commensurate increases in base compensation.  These factors, together with our operating losses and lower stock price, may have an adverse effect on our ability to retain and attract key personnel.

Shifts in our product mix may result in declines in gross profit, as a percentage of net sales.

Our gross profit, as a percentage of net sales, varies among our product groups.  Our overall gross profit, as a percentage of net sales, has fluctuated from quarter to quarter as a result of shifts in product mix, the introduction of new products, decreases in average selling prices and our ability to reduce manufacturing costs.  We expect such fluctuation in gross profit to continue in the future.

Product defects could cause us to lose customers and revenue or to incur unexpected expenses.

If our products do not meet our customers’ performance requirements, our customer relationships may suffer.  Also, our products may contain defects in design or manufacture.  Any failure or poor performance of our products could result in:

•                  delayed market acceptance of our products;

•                  delays in product shipments;

•                  unexpected expenses and diversion of resources to replace defective products or identify the source of errors and to correct them;

•                  damage to our reputation;

•                  delayed or lost revenue; and

•                  product liability claims.

Our products are often critical to the performance of communication systems.  Many of our supply agreements contain limited warranty provisions.  If these contractual limitations are unenforceable in a particular jurisdiction or if we are exposed to product liability claims that are not covered by insurance, a successful claim could harm our business.

We may encounter difficulties obtaining raw materials and supplies needed to make our products.

Our ability to produce our products is dependent upon the availability of certain raw materials and supplies.  The availability of these raw materials and supplies is subject to market forces beyond our control.  From time to time there may not be sufficient quantities of raw materials and supplies in the marketplace to meet the customer demand for our products.  In addition, the costs to obtain these raw materials and supplies are subject to price fluctuations because of market demand.  Many companies utilize the same raw materials and supplies in the production of their products as we use in our products.  Companies with more resources than our own may have a competitive advantage in obtaining raw materials and supplies due to greater buying power.  Reduced supply and higher prices of raw materials and supplies may affect our business, operating results and financial condition adversely.

In addition, we have increased our reliance on the use of contract manufacturers to make our products on our behalf.  We estimate that products made by contract manufacturers accounted for approximately 33% of our net sales in fiscal 2002.  If these contract manufacturers do not fulfill their obligations to us, or if we do not properly manage these relationships, our existing customer relationships may suffer.  We intend to outsource additional functions in the future.

We are subject to risks associated with changes in security prices, interest rates and foreign exchange rates.

We face market risks from changes in security prices and interest rates.  Market fluctuations could affect our results of operations and financial condition adversely.  At times, we reduce this risk through the use of derivative financial instruments.  However, we do not enter into derivative instruments for the purpose of speculation.

Also, we are exposed to market risks from changes in foreign exchange rates.  To mitigate this risk, we have instituted a balance sheet hedging program.  The objective of this program is to protect our net monetary assets and liabilities in non-functional currencies from fluctuations due to movements in foreign exchange rates.  We attempt to minimize exposure to currencies in which hedging instruments are unavailable or prohibitively expensive by managing our operating activities and net assets position.

We have been named as a defendant in securities and other litigation.

We are the defendant in several shareowner class action lawsuits.  The complaints allege that we violated the securities laws and our fiduciary duties by making false and misleading statements about our financial performance and business prospects.  We anticipate that the shareowner class actions will be consolidated in the near future.

We have recently been named as a defendant in two lawsuits alleging breach of fiduciary duties under ERISA.  These claims have been brought by individuals who seek to represent a class of participants in our Retirement Savings Plan who purchased our common stock as one of the investment alternatives under the plan.

We believe that all of the above lawsuits are without merit and intend to defend these actions vigorously.  However, litigation is by its nature uncertain and unfavorable resolutions of these lawsuits could materially adversely affect our business, results of operations or financial condition.

We are a party to various other lawsuits, proceedings and claims arising in the ordinary course of business or otherwise.  The amount of monetary liability resulting from an adverse result in many of such lawsuits, proceedings or claims cannot be determined at this time.  As of April 30, 2003, we had recorded approximately $17.4 million in loss reserves in the event of such adverse outcomes in these matters.  Litigation by its nature is uncertain.  Therefore, it is possible that unfavorable resolutions of these lawsuits, proceedings and claims could exceed the amount currently reserved and could have a material adverse affect on our business, results of operations or financial condition.

Risks Related to Our Common Stock

Our stock price is volatile.

Based on the trading history of our common stock and the nature of the market for publicly traded securities of companies in our industry, we believe that some factors have caused and are likely to continue to cause the market price of our common stock to fluctuate substantially.  The fluctuations could occur from day-to-day or over a longer period of time.  The factors that may cause such fluctuations include:

•                  announcements of new products and services by us or our competitors;

•                  quarterly fluctuations in our financial results or the financial results of our competitors or our customers;

•                  customer contract awards to us or our competitors;

•                  increased competition with our competitors or among our customers;

•                  consolidation among our competitors or customers;

•                  disputes concerning intellectual property rights;

•                  the financial health of ADC, our competitors or our customers;

•                  developments in telecommunications regulations;

•                  general conditions in the communications equipment industry; and

•                  general economic conditions.

In addition, communications equipment company stocks in the past have experienced significant price and volume fluctuations that are often unrelated to the operating performance of such companies.  This market volatility may adversely affect the market price of our common stock.

We have not in the past and do not intend in the foreseeable future to pay cash dividends on our common stock.

We currently do not pay any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future.  We intend to retain future earnings, if any, to finance our operations and for general corporate purposes.

We have few shares of common stock available for new issuances in connection with future transactions.

A substantial number of shares of our common stock have been reserved for issuance upon conversion of our outstanding convertible unsecured subordinated notes, the exercise of the warrants issued in a hedging transaction relating to the notes, and under our stock option plans and employee stock purchase plan.  After taking into account these share reservations, we have approximately 10 million shares available for future issuances.  In order to issue more than this number of shares, we would need to obtain approval by our shareowners of an amendment to our articles of incorporation increasing the number of authorized shares.  The limitation on new share issuances could adversely affect our ability to engage in future equity financing transactions or acquisition transactions using our common stock as consideration.

Anti-takeover provisions in our charter documents, our shareowner rights plan and Minnesota law could prevent or delay a change in control of our company.

Provisions of our articles of incorporation and bylaws, our shareowner rights plan (also known as a “poison pill”) and Minnesota law may discourage, delay or prevent a merger or acquisition that a shareowner may consider favorable and may limit the market price for our common stock.  These provisions include the following:

•                  advance notice requirements for shareowner proposals;

•                  authorization for our Board of Directors to issue preferred stock without shareowner approval;

•                  authorization for our Board of Directors to issue common stock purchase rights upon a third party’s acquisition of 15% or more of our outstanding shares of common stock; and

•                  the limitation of business combinations with interested shareowners.

Some of these provisions may discourage a future acquisition of ADC even though our shareowners would receive an attractive value for their shares or a significant number of our shareowners believed such a proposed transaction would be in their best interest.